Via Facsimile and U.S. Mail
Mail Stop 4720

September 29, 2009

Mr. Steven Skalicky
Executive Vice President and Chief Financial Officer
Tenet Healthcare Corporation
13737 Noel Road
Dallas, TX 75240

Re: Tenet Healthcare Corporation
Form 10-K for the Period Ended December 31, 2008
Filed February 24, 2009
File No. 001-07293

Dear Mr. Skalicky:

        We have completed our review of the above filings and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief